Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

02049721

SUPPL

RECD S.E.C.
AUG 1 2002
1086

Basel and Montvale, New Jersey, 30 July 2002

Roche licenses compounds to treat Alzheimer's disease from Memory Pharmaceuticals

Roche and Memory Pharmaceuticals Corp. announced today that Roche has acquired an exclusive worldwide license to develop promising compounds for Alzheimer's disease. In addition, Roche and Memory will develop compounds within the same drug class for other indications, such as depression. The first drug candidate represents a novel approach and shows promising features compared with existing therapies for Alzheimer's disease. It is scheduled to enter human clinical trials in the near future.

Memory's compounds will complement Roche's neurology portfolio, and the collaboration will also broaden efforts in discovery of drug treatments for psychiatric diseases.

"Our strategy is to discover and develop drugs that address key unmet medical needs such as Alzheimer's disease. By in-licensing Memory's compounds we complement our research pipeline in the area of Alzheimer's with a candidate that has great potential to address the challenge of this debilitating disease," said William M. Burns, Head of Roche's Pharmaceuticals Division.

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SEP 12 2002
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"We are delighted to enter into this collaboration with Roche which not only validates our unique CNS Discovery and early Development platform, but will also maximize the potential of one of our exciting pipeline projects," said Tony Scullion, Chief Executive Officer of Memory Pharmaceuticals.

Roche will make up-front, research & development funding, and milestone payments to Memory. Assuming that all potential milestones are achieved, the deal will amount to approximately 150 million US dollars. Roche will also pay Memory royalties on product sales.

About Alzheimer's disease

Alzheimer's disease is a degenerative disease, of which the cause is still unknown. Alzheimer's disease typically strikes between the ages of 50 and 60 and is characterised b[y] ... dual death and

disappearance of nerve cells in the cerebral cortex. Early clinical signs include marked forgetfulness in episodes of mental confusion. In advanced stages, memory is almost completely obliterated, and the disabling effects of the disease are so severe that patients require institutional care.

About Memory Pharmaceuticals

Memory Pharmaceuticals is a neuropharmaceutical company developing drugs for the treatment of cognitive disorders in neurological and psychiatric diseases and aging. Based on intellectual property developed by Nobel Laureate, Eric Kandel, M.D., the Company applies its COGNOSTICS technology to target validation, chemical hit and lead identification, lead optimization and nomination of clinical development candidates. Memory Pharmaceuticals has developed a diverse pipeline of drug discovery programs at various stages of research and development, based on in-house discovery efforts and in-licensing of promising drugs. For more information, access www.memorypharma.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. For more information, access www.roche.com.